Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Fastenal Company
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
We consent to the incorporation by reference in the Registration Statement (no. 333-52765 and 333-176401) on Form S-8 of Fastenal Company & Subsidiaries of our report dated June 26, 2014 with respect to the statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2014